LI-ION MOTORS CORP.
4894 Lone Mountain #168
Las Vegas, NV  89130

June 28, 2011

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Li-ion Motors Corp.
SEC Comment Letter dated May 31, 2011
Form 10-K for the year ended July 31, 2010
Filed November 2, 2010
Form 10-Q for the period ended January 31, 2011
Filed March 17, 2011
File No. 000-33391

Dear Sir/Madam:

We are submitting herein the responses of Li-ion Motors Corp. (the “Company”) to the comments set forth in your comment letter dated May 31, 2011 on the captioned filings under the Securities Exchange Act of 1934, as amended.

1.	EDGAR Filings. We are proceeding to make the necessary changes so that our EDGAR filings will be filed under our current name.

Form 10-K for the year Ended July 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Results of Operations for the Year Ended July 31, 2010, page 12

2.	Discussion of Revenue Increases. We will make the necessary disclosures to our quarterly and annual filings to include the cause of change in our vehicle sales and license revenues.

Financial Statements, page 19

Consolidated Statements of Operations

3.
License Agreement Revenue. Our revenue from operations are generated from the conversion or manufacturing of electric vehicles.  The license agreement fees are not part of the operational revenue as it would distort our cost of sales percentage and render our gross profit margin misleading.

4.
Accounting for Debt Forgiveness and Payables. The adjustments made in fiscal 2009 and 2010 were from prior periods and were included in other income so that they would not distort our loss from our actual operations.

During the 2011 fiscal year we performed an extensive review of our accounts payable liability and concluded that some of the invoices from 2006 through 2009 were either duplicated and had already been paid by the Company or the vendor had written off the invoices due to non-payment and age.  We included this adjustment to other income as to not distort our actual loss from operations.

Statement of Stockholders Deficiency, page 22

5.	Presentation of Stock Splits in Statement of Stockholders’ Equity. We have revised our statement of stockholders’ equity to retroactively show the stock splits in our future filings.

Notes to Consolidated Financial Statements, page 23

Note 6. Other Current Assets, page 29

6.
Deferred Warranty Asset. The deferred warranty asset is for warranty costs that we prepaid and amortize over the life of the warranty.  Please see the attached schedule for further details. We have a warranty liability and is included in our accounts payable and accrued expenses.

Note 10. Stockholders’ Equity, page 31

7.	Accounting for Crystal Capital Stock Issuance. We accounted for the shares as additional interest expense at fair value.

Note 13. Income Taxes, page 34

8.	Tax Lien. The IRS tax lien is for 940 and 941 payroll taxes. The liability is included in our accounts payable and accrued expenses.

Item 9A(T). Controls and Procedures, page 36

Management’s Annual Report on Internal Control over Financial Reporting, page 37

9.
Internal Control Over Financial Reporting. The weaknesses in internal control over financial reporting occurred during 2009 and at July 31, 2009, and were disclosed in the 2009 10-K, where management stated its conclusion that the Company’s internal control over financial reporting was not effective.  Such weaknesses may have continued into 2010.  However, at July 31, 2010, due to addition of a GAAP experienced audit staff person in 2010, the Company believes that its internal control over financial reporting was effective.

10.
Disclosure Controls and Procedures. The weaknesses in disclosure controls and procedures occurred during 2009 and at July 31, 2009, and were disclosed in the 2009 10-K, where management stated its conclusion that the Company’s disclosure controls and procedures were not effective.  Such weaknesses may have continued into 2010.  However, at July 31, 2010, due to addition of a GAAP experienced audit staff person in 2010, the Company believes that its disclosure controls and procedures were effective.

Item 10. Directors, Executive Officers . . . page 37

11.
Executive’s Experience, Qualifications. In future filings, the Company will disclose Ms. Fling’s experience, qualifications, attributes or skills that led to the conclusion that she should serve as director.

Form 10-Q for the Quarter ended January 31, 2011

Item 2.Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations for the Three and Six Months Ended January 31, 2011, page 18

Electric Vehicle Operations, page 18

12.
Reconciliation of Sales Amounts. The revenues reflected on our consolidated statement of operations for the three and six months ended January 31, 2011 of $2,486 and $4,472, respectively, were from the sale of obsolete parts from our inventory.  The revenue reflected on our consolidated statement of operations for the three months ended January 31, 2010 of $999 was from the sale of obsolete parts from our inventory.  Revenue reported for the six months ended January 31, 2010 of $125,909 consisted of $1,629 from the sale of obsolete parts from our inventory and $124,280 for the sale of converted electric vehicles.

Cost of Sales, page 19

13.
Cost of Sales Percentage Calculations. Cost of sales for the three months ended January 31, 2011 and 2010 were 656% and 0%, respectively.  Cost of sales for the six months ended for January 31, 2011 and 2010 were 372% and 131%, respectively.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

LI-ION MOTORS CORP.

By: /s/ Stacey Fling
Stacey Fling
Chief Executive Officer

Li-Ion Motors Corp.
Product Liability (2050)
As of July 31, 2010

Car No.	Customer Name	Date of Delivery	Sell Price	Warranty Expiration Date	Remaining Life Of Warranty	Estimated Cost Per Warranty Year (Product Liability)	Estimated Total Cost Per Warranty (Deferred Asset)
	Arcadis	01/11/08	71,289.00	01/10/10	-	3,216.01	-
0421	Kris Lanning	07/09/08	40,906.75	07/09/10	-	3,216.01	-
5642	Monaco	10/15/08	65,100.00	10/15/10	0.13	3,216.01	402.00
6825	William Supply	10/28/08	20,008.00	10/28/10	0.13	3,216.01	402.00
7401	Barrett Lyon - Returned	12/23/08	61,080.00	12/23/10	-	-	-
4887	Ray Blackburn	12/31/08	41,496.00	12/31/10	0.21	3,216.01	670.00
8512	GC Solar/George Coiner	03/03/09	26,910.00	03/03/11	0.33	3,216.01	1,072.00
2225	Alan Ashley	04/15/09	38,360.00	04/15/11	0.38	3,216.01	1,206.00
	Will Emory	05/20/09	67,565.27	05/20/11	0.42	3,216.01	1,340.00
3492	Accardi	05/21/09	24,075.00	05/21/11	0.42	3,216.01	1,340.00
9906	Dr. David Leonardi	06/04/09	22,507.50	06/04/11	0.46	3,216.01	1,474.00
7266	Management Consultant Europe	06/15/09	65,050.00	06/15/11	0.46	3,216.01	1,474.00
8777	Nathan Floyd	08/26/09	39,500.00	08/26/11	0.54	3,216.01	1,742.01
5646	C. Gray Watson	10/28/09	27,435.00	10/28/11	0.63	3,216.01	2,010.01
3515	Stephen Taylor	10/29/09	30,435.00	10/29/11	0.63	3,216.01	2,010.01
4050	Holayel - Abu Dhabi	02/09/10	72,425.00	02/09/12	0.79	3,216.01	2,546.01
2419	Electrorides	02/27/10	140,175.30	02/27/12	0.79	3,216.01	2,546.01
5005	Salim S. Rana Investments	03/12/10	87,500.00	03/11/12	0.83	3,216.01	2,680.01
9723	Salim S. Rana Investments	03/12/10	85,500.00	03/11/12	0.83	3,216.01	2,680.01
Total:						57,888.18	25,594.08

Less Warranty Expense For Past Two Years						(35,119.82)	-

Adjusted Asset/Liability:						22,768.36	25,594.08

Warranty expense has averaged $17,560 per year.
We believe that the accrual, though less than the average, is conservative.